Exhibit 99.1

Ebang International Holdings Inc. to Launch its Australian Cryptocurrency Exchange

– Ebonex Exchange on February 15, 2022

HANGZHOU, China, February 15, 2022 (GLOBE NEWSWIRE) -- Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a global blockchain technology company, today announced the official launch of Ebonex Exchange, the Company’s cryptocurrency exchange in Australia, on February 15, 2022. Eligible participants in certain geographical regions will be able to register and trade by visiting the official website on www.ebonex.com.au or by downloading our app from the Apple Store or Google Play store at Ebonex.

Ebonex Exchange is a digital asset trading platform independently created and developed by the Company’s technicians who are senior industry experts. It is designed to provide global cryptocurrency participants with secure, fast, efficient, and stable trading services in multiple currencies and modes.

The Company has launched its Australian operation with the establishment of its Sydney office in 2021. This move is to support the Company’s growth initiative within Australia, as well as to demonstrate the management team’s ambition and determination of creating long term value in the field of Fintech.

Mr. Dong Hu, Chairman and Chief Executive Officer of the Company, commented, “We believe that the mature business environment and rigorous regulatory regime in Australia will have a great positive impact on Ebonex Exchange’s prospects. We expect that the cryptocurrency space is poised for significant growth as the market for trusted platforms has grown significantly during the last year.. Our objective is to have the Ebonex Exchange become one of the premier markets in the cryptocurrency space and to become a trusted platform for cryptocurrency participants worldwide. The launch of Ebonex Exchange has opened up a whole new market for the Fintech industry and is yet another critical milestone in the Company’s strategic development.”

There is no guarantee that the Company’s operation of its Ebonex Exchange will improve the Company’s financial performance or results of operations. Shareholders are cautioned not to place undue reliance on this press release, or the forward-looking statements contained herein.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a blockchain technology company with strong application-specific integrated circuit (ASIC) chip design capability. With years of industry experience and expertise in ASIC chip design, it has become a global bitcoin mining machine producer with steady access to wafer foundry capacity. With its licensed and registered entities in various jurisdictions, the Company intends to launch a professional, convenient and innovative digital asset financial service platform to expand into the upstream and the downstream of blockchain and cryptocurrency industry value chain. For more information, please visit https://ir.ebang.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to,” and other similar expressions intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com